

Shred Soles L.L.C.

2018/2017 GAAP FINANCIALS



Nate Musson/Colleen Musson

Shred Soles L.L.C.

Unaudited Financial Statements For The Years Ended
December 31st, 2018 and 2017

August 7, 2019

SHRED SOLES
Balance Sheet
As of December 31, 2018

ASSETS

    Current Assets

Cash	5,474.14
Accounts Receivable	0.00
Inventory	73,525.67
Prepaid Expenses	0.00
Total	78,999.81

TOTAL ASSETS	78,999.81

LIABILITIES & EQUITY

Liabilities
  Current Liabilities
    Loans

Short-Term Notes	13,929.41
Long-Term Debt	6,371.25
Total Current Liabilities	20,300.66

OWNER'S EQUITY

Paid-in Capital	25,750.98
Net Income	32,948.17
Total Equity	58,699.15

TOTAL LIABILITIES & EQUITY	78,999.81

SHRED SOLES

Profit & Loss

January through December 2018

Ordinary Income/Expense		
Income		
Marketing- Events		227.39
Sales		
Amazon	93,383.07	
Sales - Other	31,127.61	
Total Sales		124,510.68
Total Income		124,738.07
Expense		
Cost of Goods		34,502.08
Advertising and Promotions		15,862.18
Bank Service Charges		48,124.46
Dues and Subscriptions		140.99
Insurance		733.52
Legal and Professional Fees		4,392.00
Marketing-Events		3,363.58
Postage and Delivery		3,523.24
Printing and Reproduction		375.03
Shipping		93.15
Supplies and Materials		28.30
Taxes		1,047.00
Travel		4.85
Utilities		785.88
Web Hosting		54.32
Total Expense		113,030.58
Net Ordinary Income		11,707.49
Other Income/Expense		
Other Income		
Other Miscellaneous Income		2348.11
Total Other Income		2348.11
Other Expense		
Other Expenses		3,195.07
Total Other Expense		3,195.07
Net Other Income		-106.16
Net Income		10,754.37

SHRED SOLES
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	32,948.17
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Inventory	-40,648.20
Line of Credit	11,402.41
Line of Credit #2	2,527.00
Loan-SBA	-6,371.25
Net cash provided by Operating Activities	-141.87
FINANCING ACTIVITIES	
Owner's Capital	-807.33
Net cash provided by Financing Activities	-807.33
Net cash increase for period	-949.20
Cash at beginning of period	6,171.59
Cash at end of period	**5,222.39**

SHRED SOLES
Balance Sheet
As of December 31, 2017

ASSETS	
Current Assets	
Cash	6,171.59
Accounts Receivable	0.00
Inventory	32,877.47
Total	39,049.06
TOTAL ASSETS	39,049.06
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Loans	
Short-Term Notes	0.00
Long-Term Notes	6,319.92
Total Current Liabilities	6,319.92
OWNER'S EQUITY	
Paid-in Capital	14,903.04
Net Income	17,826.10
Total Equity	32,729.14
TOTAL LIABILITIES & EQUITY	39,049.06

SHRED SOLES

Profit & Loss

January through December 2017

Ordinary Income/Expense		
Income		
Marketing- Events		5,310.00
Sales		
Amazon	53,461.75	
Sales - Other	16,742.73	
Total Sales		70,204.48
Total Income		75,514.48
Expense		
Cost of Goods		14,509.00
Advertising and Promotions		6,658.52
Bank Service Charges		28,528.68
Dues and Subscriptions		170.51
Insurance		1,681.12
Legal and Professional Fees		750.00
Marketing-Events		42.00
Rent		7,800.00
Shipping		4,924.16
Telephone		2,012.10
Utilities		300.00
Web Hosting		535.70
Website Design		81.00
Total Expense		67992.79
Net Ordinary Income		7521.69
Other Income/Expense		
Other Income		
Other Miscellaneous Income		2,300.74
Total Other Income		2,300.74
Other Expense		
Other Expenses		292.66
Total Other Expense		292.66
Net Other Income		2,008.08
Net Income		9529.77

SHRED SOLES
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	19,364.88
Adjustments to reconcile Net Income to net cash provided by operations:	
Inventory	-13,250.52
Loan-SBA	-6,319.92
Start-up Loan	-9,093.26
Net cash provided by Operating Activities	-9,298.82
FINANCING ACTIVITIES	
Owner's Capital	13,045.41
Net cash provided by Financing Activities	13,045.41
Net cash increase for period	3,746.59
Cash at beginning of period	2,425.00
Cash at end of period	**6,171.59**

SHRED SOLES L.L.C.
NOTES FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2018 AND 2017

____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Shred Soles L.L.C. ("the Company") is a corporation formed under the laws of the State of Pennsylvania.

The Company derives revenue from the design and manufacture of action sports related insoles and accessories.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

NOTE C- OUTSTANDING INDEBTEDNESS

Current status of loans

Kickfurther – Raised $7,773 of short term debt to partially fund the first skateboarding insole in July of 2016. Paid in full as of August 2017.

Community First Fund – Raised $25,000 of long term debt to partially fund the first skateboarding insole. $11,662.96 remaining principal plus interest as of August 1st, 2019. Note fully matures on June 15th 2021.

OnDeck- Raised $15,000 of short term debt (credit line) to fund inventory repurchases. $3092.26 remaining principal plus interest as of August 1st, 2019